

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2105

Via E-mail
Joseph Wade
Chief Executive Officer
1PM Industries, Inc.
312 S. Beverly Drive, #3401
Beverly Hills, California 90292

>   **Re: 1PM Industries, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 12, 2015**
>   **File No. 333-203276**

Dear Mr. Wade:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2015 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed May 12, 2015

Prospectus Summary, page 6

1.   You indicate in your response that WB Partners is the majority shareholder of 1PM Industries. You also indicate that Embarr Downs acquired WB Partners from Wade and Billington. Identify the control persons of Embarr Downs.

2.   We have considered your response to our prior comment 4 and reiterate that comment. Your response indicates that the Company "issued the shares to WB Partners…as part of the acquisition of Embarr Farms." However, your disclosure indicates that "WB Partners purchased majority control from David Cutler." There is no explanation as to why the company would have issued shares to WB. Provide us with copies of the merger agreement.

3.   Expand the organizational chart to include WB Partners, Embarr Downs and the control persons of Embarr Downs.

Risk Factors, page 10

We cannot guarantee that an active trading market will develop for our Common Stock which may restrict your ability to sell your shares, page 11

4.   We note your reference in this risk factor that the Company's common stock is currently quoted on the OTC Markets. Please clarify here that the OTC Markets has discontinued the display of quotes for your common stock.

The OTC Markets has labeled our common stock with the warning sign "Caveat Emptor"…, page 12

5.   We note your response to comment 5 and re-issue this comment in part. In this regard, we note that you deleted the reference that the "Caveat Emptor" warning sign would be in place until the registration statement is declared effective and the Company is current in filing its reports with the Commission. Please expand your disclosure in this risk factor to discuss that the OTC Markets has discontinued the listing of your common stock as a result of this warning.

Business of the Registrant, page 21

6.   We note your response to prior comment 7 and re-issue in part. Identify the third party manufacturer. See Item 101(h)(4)(v) of Regulation S-K.   Also file the related agreement as an exhibit to the Form S-1. See Item 601(b)(10) of Regulation S-K.

Market Information, page 22

7.   We note your response to prior comment 9 that the Company's common stock is currently quoted and not listed with the warning "Caveat Emptor." This statement conflicts with your revised disclosure throughout the prospectus where you state, "The Company's common stock is listed on the OTC Pink under the ticker "OPMZ" but that the display of quotes has been discontinued." Furthermore, we note that, as of May 22, 2015, the Caveat Emptor warning still appeared when seeking a quote on the OTC Markets website. Therefore, we re-issue comment 9. Revise to clarify that your common stock trades on the OTC Pink but that quotes have been discontinued due to the "Caveat Emptor" posting.

Liquidity and Capital Resources, page 25

8.   We note your response to prior comment 11 and revised disclosure. Please disclose the individual(s) that provided the Company with the borrowed funds. In addition, please re-file the exhibit to include the identity of the parties to the agreement.

Identification of Directors and Executive Officers, page 27

9.   We note the current and prior work experience of Mr. Wade and Mr. Billington with Embarr Downs and SouthCorp Capital. Please disclose here whether such corporations are a parent, subsidiary or other affiliate of 1PM Industries, Inc.

Security Ownership of Certain Beneficial Owners and Management, page 31

10.   You have advised us, in your response number 4, that Embarr Downs acquired WB Partners from Wade and Billington. Therefore, it would appear that Embarr Downs, not WB Partners, is the nominal holder of 99% of the common shares of 1PM Industries. Revise the table accordingly and identify the natural persons who are the ultimate beneficial owners of those shares. See Rule 13d-3 under the Securities Exchange Act of 1934.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director